UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 000-55509

Plymouth Rock Technologies Inc.
(Translation of registrant's name into English)

700-1199 West Hastings Street Vancouver, BC V6E 3T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements For the Years Ended November 30, 2021, 2020 and 2019

99.2	Management's Discussion and Analysis For the Years Ended November 30, 2021 and 2020

99.3	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plymouth Rock Technologies Inc.
(Registrant)

Date: May 13, 2022	By:	/s/ Dana Wheeler

Dana Wheeler
	Title:	CEO